SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                  Rule 13d-101

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                               AZONIC CORPORATION
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                   054797 10 5
                                 (CUSIP Number)

                        Wireless Age Communications, Inc.
                Attention: Gary Hokkanen, Chief Financial Officer
                                13980 Jane Street
                               King City, Ontario,
                                 Canada L7B 1A3
                             (905) 833-0808 ext. 218

                                 With a Copy to:

                              Wuersch & Gering LLP

                        Attention: Travis L. Gering, Esq.
                                11 Hanover Square
                                   19th Floor
                               New York, NY 10005
                             (212) 509-5050 ext. 223
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   08/30/2004
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act" ) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 4 Pages

CUSIP No. 054797 10 5

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Wireless Age Communications, Inc.
     980336674
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Nevada
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    4,460,000
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           4,460,000
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,460,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     18.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 4 Pages

Item 1. Security and Issuer.

      This schedule relates to the acquisition of beneficial ownership of Common Stock of Azonic Corporation (hereinafter the "Company"), whose principal place of business is located at 7 Dey Street, Suite 900, New York, NY 10007, of which Reporting Person purchased 4,460,000 shares of Common Stock, $.001 par value per share (the "Shares") from INFINITY CAPITAL GROUP, INC. on August 30, 2004.

Item 2. Identity and Background.

      (a) The name of the filing person is Wireless Age Communications, Inc., a Nevada corporation ("Wireless Age"). The directors of Wireless Age are John G. Simmonds, Brian Usher-Jones, Kenneth Adelberg and Stephen Dulmage. The officers of Wireless Age are John G. Simmonds, Chief Executive Officer, Gary N. Hokkanen, Chief Financial Officer, and Carrie J. Weiler, Corporate Secretary. Each of the aforementioned directors and executive officers is a citizen of Canada with the exception of Mr. Adelberg, who is a citizen of the United States of America.

      (b) The business address for Wireless Age and each of the directors and executive officers identified in Item 2(a) of this Statement is c/o Wireless Age Communications, Inc., 13980 Jane Street, King City, Ontario, Canada L7B 1A3.

      (c) Wireless Age's principal business is operating a series of retail stores selling wireless communications products and distribution of prepaid phone cards, communications products accessories and land mobile radios. Messrs. Usher-Jones and Adelberg are private investors and businessmen. Messrs. Simmonds and Hokkanen and Ms. Weiler are all executive officers of Wireless Age. Mr. Dulmage currently serves as the Chief Financial Officer of African Gold Group, Inc., a Toronto Stock Exchange Venture Exchange listed company.

            (d) Neither Wireless Age nor any of the directors or executive officers identified in Item 2(a) of this Statement have, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar minor violations).

      (e) Neither Wireless Age nor any of the directors or executive officers identified in Item 2(a) of this Statement have, during the five years prior to the date hereof, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

      (f) Nevada.

Item 3. Source and Amount of Funds or Other Consideration.

      Wireless Age used working capital for the purchase of the Shares.

Item 4. Purpose of Transaction.

      Wireless Age acquired the Shares to obtain an interest in the development and marketing of a disposable cellular phone.

      Other than the transaction for which this report is filed, Reporting Person has no further specific plans which relate to or would result in any of the following.

      (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company except for the instant transaction, except that reporting person is seeking an acquisition;

      (b) Any extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries;

      (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

      (d) Reporting person is aware of the announced change of directors, Notice of which is to be sent to shareholders on a Schedule 14f Notice pursuant to the Securities & Exchange Act of 1934;

      (e) Any material change in the present capitalization or dividend policy of the Company;

      (f) Reporting Person is aware of no further acquisition of control by anyone at this date;

      (g) Changes in the Company's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; provided, however, that the Reporting Person may exercise as yet ungranted options to acquire Common Stock of the Company in his discretion, which exercise may have the effect of impairing or impeding the acquisition of control by a third party;

      (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) A class of equity securities of the Company become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1934; or

      (j) Not applicable.

Item 5. Interest in Securities of the Issuer.

      (a) As of the date of the filing of this Schedule, Reporting Person is deemed to beneficially own 4,460,000 shares of Common Stock of the Company, representing 18.6% of the issued and outstanding Common Stock. Prior to the share exchange transaction, Reporting Person owned no shares of registrant.

      (b) Reporting Person has sole power to vote and dispose of the total amount of 4,460,000 shares of common stock of Registrant which constitute 18.6% of the issued and outstanding shares as of this date.

      (c) None.

      (d) Not applicable.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      Azonic Corporation entered into a 2-year management services contract with Wireless Age under which certain officers and employees of Wireless Age will provide management services to Azonic Corporation. Concurrent with the agreement, Gregory Laborde resigned as Chief Executive Officer of Azonic Corporation and the following persons were appointed as respective officers of Azonic Corporation: John G. Simmonds, Chief Executive Officer; Gary Hokkanen, Chief Financial Officer; James Hardy, Chief Operating Officer; David MacKinnon, Chief Technology Officer; and Carrie J. Weiler, Corporate Secretary. John G. Simmonds was also appointed a director of Azonic Corporation.

      There are no other contracts, arrangements, understandings, or relationships of the type required to be disclosed under this Item between the Reporting Person and any other person, except as described in this Report.

Item 7. Material to be Filed as Exhibits.

1.    10.1 Share Purchase Agreement *

2.    10.2 Management Services Agreement *

      *     To be filed by amendment


                               Page 3 of 4 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             Wireless Age Communications, Inc.


Date: 09/03/2004                             /s/ Carrie J. Weiler
                                             Name: Carrie J. Weiler
                                             Title: Corporate Secretary

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION--Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001). (Secs. 13(d), 13(g), 14(d), 23, 48
Stat. 894, 895, 901; sec. 8, 49 Stat. 1379; sec. 203(a), 49 Stat. 704; sec. 10,
78 Stat. 88a; Secs. 2, 3, 82 Stat. 454, 455; secs. 1, 2, 3-5, 84 Stat. 1497;
sec. 18, 89 Stat. 155; secs. 202, 203, 91 Stat. 1494, 1498, 1499; 15 U.S.C.
78m(d), 78m(g), 78n(d), 78w) [44 FR 2145, Jan. 9, 1979; 44 FR 11751, Mar. 2,
1979; 44 FR 70340, Dec. 6, 1979; 47 FR 11466, Mar. 16, 1982; 61 FR 49959, Sept.
24, 1996; 62 FR 35340, July 1, 1997; 63 FR 2867, Jan. 16, 1998; 63 FR 15287,
Mar. 31, 1998]


                               Page 4 of 4 Pages